UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 7

PENSKE AUTOMOTIVE GROUP, INC.

(Name of Issuer)

Common Stock (Par Value $0.0001 Per Share)

(Title of Class of Securities)

909440 10 9

(CUSIP Number)

Mr. Fumiaki Miyamoto, General Manager

First Motor Vehicles Division

Integrated Transportation Systems Business Unit

Mitsui & Co., Ltd.

2-1 Ohtemachi 1-Chome,

Chiyoda-Ku Tokyo, Japan

(Phone) + 81-3-3285-4393

Mr. Kunio Watanabe, Senior Vice President and Divisional Operating Officer

Integrated Transportation Systems Division

Mitsui & Co. (U.S.A.), Inc.

200 Park Avenue, New York, NY 10166

(Phone) 248-457-4071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William D. Regner

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

July 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 909440 10 9

(1)	Name of Reporting Person Mitsui & Co., Ltd. S.S. or I.R.S. Identification No. of Above Person 98-0110185
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,559,217
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,559,217
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,559,217 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 17.2%
(14)	Type of Reporting Person CO

(1)	To the extent that the parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No. 909440 10 9

(1)	Name of Reporting Person Mitsui & Co. (U.S.A.), Inc. S.S. or I.R.S. Identification No. of Above Person 13-2559853
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,559,217
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,559,217
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,559,217 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 17.2%
(14)	Type of Reporting Person CO

(1)	To the extent that the parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

This Amendment No. 7 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, by Amendment No. 4 filed on January 27, 2006, by Amendment No. 5 filed on September 18, 2006 and by Amendment No. 6 filed on February 5, 2010 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 7, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 15,559,217 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 17.2% of the Common Stock issued and outstanding, computed on the basis of 90,201,959 shares of Common Stock issued and outstanding as of July 15, 2013 (based on information provided by the Company to the Reporting Persons). To the Reporting Persons’ knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

To the extent that the parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(b) Mitsui Japan and Mitsui USA have the shared power to vote (or to direct the vote) and to dispose (or direct the disposition) of 15,559,217 shares of Common Stocks.

(c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby supplemented as follows:

Stockholders Agreement

On July 30, 2013, the Reporting Persons entered into a Stockholders Agreement (the “Stockholders Agreement”) with Penske Corporation and Penske Automotive Holdings Corp. (together with Penske Corporation, “Penske”). The Stockholders Agreement terminates and supersedes the prior Stockholders Agreement, dated as of March 26, 2004, by and among International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., the Reporting Persons and Penske (the “Prior Stockholders Agreement”). The Stockholders Agreement is filed with this Amendment No. 7 as Exhibit 19 and is incorporated herein by reference.

The Stockholders Agreement has a term expiring on March 26, 2024 (i.e., the 10th anniversary of the expiration date of the Prior Stockholders Agreement). Among other things, the Stockholders Agreement requires that Penske vote all of the shares of Common Stock beneficially owned by Penske in favor of (i) one representative of the Reporting Persons for election as a director of the Company as long as the Reporting Persons beneficially own 10% or more (but less than 20%) of the Common Stock, and (ii) two representatives of the Reporting Persons for election as directors of the Company as long as the Reporting Persons beneficially own 20% or more of the Common Stock. The Stockholders Agreement also requires the Reporting Persons to vote all of the shares of Common Stock they beneficially own in favor of up to 14 persons voted for by Penske for election as directors of the Company. In addition, in the event Penske desires to transfer equity securities in the Company to a third party during the term of the Stockholders Agreement (other than one or more transfers not exceeding 1,992,408 shares in the aggregate), Penske must permit the Reporting Persons to participate in such transfer on a pro rata basis.

Item 7.	Materials to be Filed as Exhibits

Exhibit 19	Stockholders Agreement, dated as of July 30, 2013, by and among the Reporting Persons, Penske Corporation and Penske Automotive Holdings Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 30, 2013

MITSUI & CO., LTD.

By:	/s/ Fumiaki Miyamoto
Name: Fumiaki Miyamoto
Title: General Manager, First Motor Vehicles Division

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Kunio Watanabe
Name: Kunio Watanabe
Title: Senior Vice President

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of Mitsui & Co., Ltd. (“Mitsui Japan”) is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan. The business address of the directors and executive officers of Mitsui & Co. (U.S.A.) (“Mitsui USA”) is 200 Park Avenue, New York, NY 10166-0130. Each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. To the Reporting Persons’ knowledge, none of the directors or executive officers of Mitsui Japan nor the directors or executive officers of Mitsui USA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Unless otherwise indicated, each of the directors and executive officers of Mitsui Japan and Mitsui USA is a citizen of Japan. There are no controlling persons or executive officers or directors of other corporations or other persons ultimately in control of Mitsui Japan or Mitsui USA.

Directors and Executive Officers of Mitsui Japan

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Shoei Utsuda	Chairman of the Board of Directors	—
Masami Iijima	Representative Director, President and Chief Executive Officer	—
Seiichi Tanaka	Representative Director, Executive Vice President	—
Fuminobu Kawashima	Representative Director, Executive Vice President	—
Daisuke Saiga	Representative Director, Senior Executive Managing Officer	—
Joji Okada	Representative Director, Senior Executive Managing Officer	—
Masayuki Kinoshita	Representative Director, Senior Executive Managing Officer	—
Koichi Tanaka	Representative Director, Executive Managing Officer	—
Nobuko Matsubara	Director	—
Ikujiro Nonaka	Director	—
Hiroshi Hirabayashi	Director	—
Toshiro Muto	Director	—
Takashi Yamauchi (1)	Senior Executive Managing Officer	—
Atsushi Oi (2)	Executive Managing Officer	—
Mitsuhiko Kawai (3)	Executive Managing Officer	—
Motomu Takahashi	Executive Managing Officer	—
Hiroyuki Kato	Executive Managing Officer	—
Yoshihiro Hombo	Executive Managing Officer	—
Hironobu Ishikawa (4)	Executive Managing Officer	—
Atsushi Kume	Executive Managing Officer	—
Hideyuki Mikayama (5)	Executive Managing Officer	—
Takeshi Kanamori	Executive Managing Officer	—
Satoshi Tanaka	Executive Managing Officer	—
Makoto Suzuki (6)	Executive Managing Officer	—

Location:

(1)	80 Robinson Road #27-00, Singapore 068898
(2)	3-33, Nakanoshima 2-chome Kita-ku, Osaka, 530-0005, Japan
(3)	200 Park Avenue, New York, New York 10166-0130, USA
(4)	24 King William Street, London EC4R 9AJ United Kingdom
(5)	16-21, Meieki Minami 1-chome, Nakamura-ku Nagoya, 450-0003, Japan
(6)	Plot No. D-1, Fourth Floor, Salcon Ras Vilas, District Centre, Saket, New Delhi, 110001, India

Others: 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan

Directors and Executive Officers of Mitsui USA

Name	Occupation and Business Address (1)	Number of Shares of Common Stock Beneficially Owned
Mitsuhiko Kawai	President, Chief Executive Officer and Director	—
Susumu Katagiri	Executive Vice President and Director	—
Osamu Nagao	Senior Vice President, Chief Administrative Officer, Chief Compliance Officer and Director	—
Tsuyoshi Imagawa	Senior Vice President, Chief Financial Officer and Director	—
Keiichi Furihata	Senior Vice President and Chief Human Resources Officer	—
Satoru Utsunomiya	Senior Vice President	—
Toshiki Inagaki	Senior Vice President	—
Koichi Tsunematsu	Senior Vice President	—
Kunio Watanabe (2)	Senior Vice President	—
Katsurao Yoshimori	Senior Vice President	—
Natsui Okano (3)	Senior Vice President	—
Yasushi Sugiyama	Senior Vice President	—
Yasuyuki Matsuoka	Senior Vice President	—
Masahiro Moriyasu	Senior Vice President	—
Koichi Ando	Senior Vice President	—
Shuichi Shimoyama	Corporate Secretary	—

(1)	The business address for all persons listed is 200 Park Avenue, New York, New York 10166-0130, USA, except for Mr. Watanabe and Mr. Okano, whose business addresses are listed in footnotes (2) and (3), respectively, below.
(2)	Business address is 101 West Big Beaver Road, Suite 820, Troy, Michigan 48084-5253, USA.
(3)	Business address is 1300 Post Oak Boulevard, Suite 1700, Houston, Texas 77056-3043, USA.